SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly-held Company

Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

SPECIAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby invited by the Board of Directors to attend the Special Shareholders’ Meeting (“Meeting”) to be held on August 30, 2013, at 11:00 a.m., at the Company’s headquarters, located at Rua Verbo Divino,
nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

(a)          To analyze, discuss and approve the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. into Net Serviços de Comunicação S.A.,” which establishes the terms and conditions of the proposal for merger of net assets of GB Empreendimentos e Participações S.A. into the Company (“Transaction”);

(b)          To ratify the appointment and engagement of the appraisal firms Ernst & Young Terco Auditores Independentes S/S and Directa Auditores, which prepared the appraisal reports on net assets of GB Empreendimentos e Participações S.A. and the Company, respectively, in the scope of the Transaction (“Appraisal Reports”);

(c)           To ratify the appointment and engagement of the appraisal firm APSIS Consultoria e Avaliações Ltda., which prepared the appraisal report on net assets of GB Empreendimentos e Participações S.A. and the Company at market value (“Appraisal Report and Market Value”);

(d)          To approve the Appraisal Report and the Appraisal Report at Market Value;

(e)           To approve the Transaction, under the terms of the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. into Net Serviços de Comunicação S.A.;” and

(f)            To authorize the Company’s management to take all necessary measures for the effectiveness and formalization of the Transaction.

All documents related to the matters to be resolved in the Meeting are available to shareholders at the Company’s headquarters, on its Investor Relations website (http://ri.netservicos.com.br) and on the websites of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (http://www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), in compliance with Article 21 of CVM Rule 481/09, Article 3 of CVM Rule 319/99 and Articles 135, paragraph 3, and 124, paragraph 6, of Law 6404/76.

Shareholders with shares held in custody willing to attend to the Meeting must submit a statement issued by the custody agent before August 28, 2013, that substantiates their status as shareholder.

Shareholders willing to be represented by proxy at the Meeting shall comply with the provisions set forth in Article 126 of Law 6404/76.

São Paulo, August 14, 2013.

Oscar Von Hauske Solis – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.